Exhibit 24

FOR IMMEDIATE RELEASE

Wal-Mart Commencing Follow-On Tender Offer for

Remaining D&S Shares and American Depositary Shares

BENTONVILLE, Ark., Feb. 23, 2009 – Wal-Mart Stores, Inc. (NYSE: WMT; “Wal-Mart”), through its indirectly wholly owned subsidiary Inversiones Australes Tres Limitada (the “Bidder”), is commencing its previously disclosed follow-on tender offer for any and all of the outstanding shares of common stock, and for any and all of the outstanding American Depositary Shares (“ADSs”), that it does not currently own of Distribución y Servicio D&S S.A. (“D&S”), the Chilean retail company.

The Bidder is offering $0.408 for each share of common stock and $24.48 for each ADS (each ADS represents 60 shares of common stock). The price terms for the follow-on tender offer are the same price terms as were offered by the Bidder in its initial tender offer, which successfully concluded on Jan. 25, 2009. As a result of that initial tender offer, approximately 58.3 percent of the outstanding shares of common stock of D&S, including shares represented by ADSs, are beneficially owned by Wal-Mart. In addition, approximately 40.1 percent of the outstanding shares of common stock of D&S are beneficially owned by Felipe and Nicolás Ibáñez Scott.

This follow-on tender offer is being made strictly in accordance with applicable law. The offer, and associated withdrawal rights, will expire at midnight, Chilean time (which is 10 p.m Eastern Daylight Time) on March 25, 2009, unless the offer is extended. Any holder of shares of common stock of D&S who is a resident of the United States and all holders of ADSs of D&S can obtain additional information, including the means of tendering, by contacting Georgeson, Inc., which will serve as Information Agent for the offer, at:

Georgeson, Inc.

199 Water St. 26th Floor

New York, NY USA 10038-3650

info@georgeson.com

Bankers and Brokers Call: (212) 440-9800

All Others Call Toll Free: (888) 350-3512

In addition, offering documents will be mailed to record holders of shares resident in the U.S. and to holders of ADSs, and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder registry of D&S or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of such securities.

U.S. holders of shares or holders of ADSs of D&S wanting more information may also contact Wal-Mart Investor Relations at the following:

Wal-Mart Investor Relations Contacts

Carol Schumacher: 479-277-1498

Mike Beckstead: 479-277-9958

Wal-Mart Media Relations Contact

Kevin Gardner: 1-800-331-0085

About Wal-Mart Stores, Inc. (NYSE: WMT)

Wal-Mart Stores, Inc. operates Walmart discount stores, supercenters, Neighborhood Markets and Sam’s Club locations in the United States. The company also operates in Argentina, Brazil, Canada, Chile, China, Costa Rica, El Salvador, Guatemala, Honduras, India, Japan, Mexico, Nicaragua, Puerto Rico and the United Kingdom. The company’s common stock is listed on the New York Stock Exchange under the symbol WMT. More information about Wal-Mart can be found by visiting www.walmartstores.com. Online merchandise sales are available at www.walmart.com and www.samsclub.com.

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